 November 25, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 5 to Form S-1 Filed November 3, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 23, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.	We note that your second closing date, November 21, 2009, has passed. Please revise your entire filing to reflect the changes made to the Securities Purchase Agreement as a result.

Response: We have amended the Securities Purchase Agreement to extend the second closing date to December 15, 2009. Please see Exhibit 10.12  attached to the Registration Statement.

Prospectus Summary, page 7

2.
We note your proposed disclosure in response to comment one from our letter dated November 10, 2009 and your statement that if the second closing does not occur, you may be required to return the equity securities representing your 70% interest in IPA BVI to Mr. Chang. Please revise your disclosure on page eight to reflect the possibility that you may be required to return such shares and what the company's future will be in such event.

Response: The Company’s and VIASPACE’s management have determined that their respective closing conditions to the second closing have been satisfied. Therefore, Mr. Chang is obligated to deliver the remaining 30% of IPA BVI irrespective of the Second Closing.

3.
We note your statement that "Management is uncertain when it will be able to raise the cash payment amount." We note your supplemental response that indicates that management "believes that the closing conditions will be met." Please reconcile.

Response: When the supplemental response stated that “management ‘believes that the closing conditions will be met’” it was referring to the Company’s and VIASPACE’s closing conditions only.  None of those closing conditions involve the cash payment amount.

Risk Factors, page 13

4.
We note your response to comment one from our letter dated November 10, 2009. As previously requested, please disclose why Mr. Chang will transfer the remaining 30% of the outstanding share of IPA BVI to you if the second closing does not occur and the closing conditions to VlASPACE, Inc. and you are satisfied or waived, regardless of whether Mr. Chang's obligations to close are satisfied.

Response:  Please see our disclosure indicating that management believes that the second closing conditions have been satisfied.

5.
We note that the deadline for the second closing date has passed, and the balance owed to Mr. Chang continues to increase significantly. Include a risk factor highlighting the uncertainty that the cash payment will be raised.

Response: The cash payment to Chang is owed by VIASPACE, not the Company.  Therefore, VIASPACE, not the Company, would suffer adverse economic effects due to payment obligation.  VIASPACE is current negotiating with Mr. Chang on alternatives to the cash payment amount, however the VIASPACE settlement with Mr. Chang does not affect VIASPACE Green Energy’s assets or business.

6.
Include a new risk factor indicating that if the second closing does not occur the company would be considered a blank check and shell company and highlight the restrictions imposed upon such companies and their securities (e.g. unavailability of Rule 144 for resale).

Response: Because the Company’s and VIASPACE’s conditions to the Second Closing have been satisfied, Chang is obligated to deliver the remaining 30% of IPA BVI.  Therefore, the Company cannot be deemed a blank check and shell company.

7.
We note your response to comment one from our letter dated November 10, 2009. We further note the statement in your proposed risk factor that if the second closing does not occur, "all parties may be required to return securities delivered at first closing." Please revise this risk factor to clarify that in the event the second closing does not occur, Mr. Chang and his designees would retain the shares of your stock they obtained in the first closing.

Response:  Please see responses above.  The parties will not be required to return securities delivered at first closing because the Company’s and VIASPACE’s closing conditions have been satisfied.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

8.	Please revise to include a consent for the 2007 and 2006 audited financial statements of Inter-Pacific Arts Corp.

Response:   We have included such consent with this registration statement.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP
/s/ Ryan Hong
Ryan Hong, Esq.